[Brendan Letterhead]

March 13, 2008

Ms. LaTonya Reynolds, Mail Stop 4561
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Brendan Technologies, Inc. Amendment No. 1 to Registration Statement on Form SB-2 Filed January 24, 2008 File No. 333-147638
Dear Ms. Reynolds:

We have filed today Pre-Effective Amendment No. 3 to the Form S-1/A in response to your comment letter of February 22, 2008. In order to expedite your review, we are providing the following additional disclosure keyed to your comments as follows:

General

1.	Please update your financial statements pursuant to Rule 310(g) of Regulation S-B.

We have amended the prospectus to include the financial information for the three and six months ended December 31, 2007.

2.
Please refer to comment 8 of our letter dated December 28, 2007. Please expand on your discussion as to whether you have a reasonable basis to believe that you have the financial ability to make all payments on the overlying securities, given doubts as to your ability to continue as a going concern as disclosed in Note 2 to the Financial Statements included in your Form 10-QSB for the fiscal quarter ended December 31, 2007.

We have discussed in Footnote 2, Going Concern, to our Form 10-QSB for the fiscal quarter ended December 31, 2007, Management’s plans to eliminate the going concern situation. Included in that discussion is the increase in revenue anticipated on the release of our upgraded software. On February 14, 2008, we issued a press release indicating that copies of the upgraded software had been placed at several large bio-pharm companies for their evaluation. In addition, in February 2007 we filed a Current Report of Form 8-K revealing more detail about our customer base, our upgraded software and the industry we are addressing which gives prospective to the market size we are addressing and our competitive advantages in that market space. We continue to anticipate that, on the release of the upgrade (now scheduled for later this year), revenue will be adequate to meet all of our obligations.

Securities and Exchange Commission
March 13, 2008

We have also discussed in the going concern foot note the continued use of debt and equity financings as a means to meet all of our obligations. As previously disclosed, we have been successful in raising funds using a rights offering. In the future, we may again offer warrant holders the ability to convert warrants at a discount if it is determined that there is a need to so do. Also we may retain the services of investment banks to assist us in additional raises should there be a need to do so.

This combination of anticipated revenue and potential debt and equity financings gives us a reasonable basis to believe that we have the financial ability to make all payments on the overlying securities.

3.
Please refer to comment 10 of our letter dated December 28, 2007. Please provide us with additional detail regarding the method by which you determined the number of shares you seek to register for resale. In this regard:

•	please explain how you arrived at 128,800 shares for the interest payments and

•	provide a breakdown of each selling shareholder and each service provided for the warrant shares issued for services.

The following group of investors elected to receive interest in shares of common stock in lieu of cash:

		Interest Payments
	Debentures	8% Interest for 2 yrs	# of shares @ $.50

Bryan Holland	$25,000	$4,000	8,000
Derek Duchein	$90,000	$14,400	28,800
Donald Opperman	$10,000	$1,600	3,200
Jesse Giffhorn	$37,500	$6,000	12,000
Julie Duchein	$60,000	$9,600	19,200
Lowell Giffhorn	$100,000	$16,000	32,000
Mitchell Luedloff	$10,000	$1,600	3,200
Shady Beach Trust	$25,000	$4,000	8,000
Shanon Carter	$5,000	$800	1,600
Steven Pratt	$10,000	$1,600	3,200
Theo Vermaelen	$20,000	$3,200	6,400
Tim Flowers	$10,000	$1,600	3,200
	$402,500	$64,400	128,800

Securities and Exchange Commission
March 13, 2008

The following group of shareholders provided services in exchange for warrants:

Name	Warrant	Service Provided
	Shares
Griesel, Dian	240,000	Investor relations
Midtown Partners LLC	60,000	Investment banking
Morrisett, Michael	270,000	Finders fee
	570,000

Prospectus Summary, page 1

4.
Please refer to comment 2 of our letter dated December 28, 2007. Please identify in your disclosure the individual selling security holders to whom you paid the finders fees. Also in response to that comment, please disclose total net proceeds to the issuer and total interest payments to the selling security holders. You have disclosed only the first year net proceeds and first year interest payments. Please also include footnote (1) to the table in your prospectus.

We have expanded our disclosure to include the selling security holders to whom the finders and placement agent fees were paid, the total net proceeds to the issuer and footnotes to aid the reader in understanding the disclosure as follows:

Payments to selling shareholders	We have made or anticipate to make payments to the selling shareholders as follows:

	Convertible debentures
	Finders fee (1)	$120,000
	Interest payments (3)	324,400

	Short-term financings
	Finders fee (1)	$ 30,000
	Placement agent fee (2)	60,000
	Interest payments (3)	68,914

Net proceeds raised from financings	Convertible debentures
	Gross proceeds	$2,027,500
	Less finders fee	120,000
	Less interest (two years)	324,400
	Net proceeds	$1,583,100

Securities and Exchange Commission
March 13, 2008

Short-term financings (4)
Gross proceeds	$ 700,000
Less finders fee	30,000
Less placement agent fee	60,000
Less interest (nine months)	68,914
Net proceeds	$ 541,086

(1)	Paid to Michael Morrisett
(2)	Paid to Midtown Partners LLC
(3)
Interest payments are based on 8% interest for the convertible debentures and 12% and 15% for the short-term financings and do not take into consideration an election to receive common stock in lieu of cash for a group of the convertible debenture holders.

5.
We note your disclosure regarding the gross proceeds and warrant shares issued in connection with your short term financings. Please modify your disclosure to be consistent with the disclosure in your Form 8-K filed July 18, 2007.

We have expanded our disclosure to include a footnote which reflects two short-term financings as follows:

(4)
Short term financings consist of a one month $100,000 bridge loan in May 2007 and nine month bridge loans aggregating $600,000 in July 2007. The holders of the bridge loans received warrants exercisable into up to one warrant share for each $1 loaned with five year terms and an exercise price of $.60 per share.

6.
We note your disclosure regarding the rights offering to warrant holders and the market value of shares exercised as of November 7, 2007. In contrast, Note 6 to the Financial Statements included in your Form 10-QSB filed February 14, 2008 provides information regarding exercise through November 10, 2007. Please advise. Also, please reconcile the aggregate difference between the market price and exercise price.

Warrants for 100,000 warrant shares at $0.25 per share, $25,000, were exercised subsequent to November 7. We allowed the exercises but informed the warrant holder that the shares would not be included in the current registration. He concurred. We have changed the disclosure in the prospectus to conform to the calculation used in the Form 10-QSB.

Securities and Exchange Commission
March 13, 2008

	Warrant	Date		Lower of	Discount
Warrant Holder	Shares	Exercised	Subscribed	Close/Avg
				Bid/Ask
Theo Vermaelen	40,000	10/5/2007	$10,000	0.30	$2,000
Adnan Aladray	40,000	10/10/2007	$10,000	0.29	$1,600
Adnan Aladray	40,000	10/10/2007	$10,000	0.29	$1,600
James and Josephine Zolin	20,000	10/10/2007	$5,000	0.29	$800
James and Josephine Zolin	20,000	10/10/2007	$5,000	0.29	$800
James and Josephine Zolin	50,000	10/10/2007	$12,500	0.29	$2,000
Lowell Giffhorn	40,000	10/10/2007	$10,000	0.29	$1,600
Nazeah Aladray	20,000	10/10/2007	$5,000	0.29	$800
Nazeah Aladray	20,000	10/10/2007	$5,000	0.29	$800
Mitchell Luedloff	20,000	10/24/2007	$5,000	0.25	$-
A Wayne Opperman	100,000	10/29/2007	$25,000	0.25	$-
Bruce Belz, Trustee Belz Family Trust	50,000	10/29/2007	$12,500	0.25	$-
Jerome Chrobak	50,000	10/29/2007	$12,500	0.25	$-
Jerome Chrobak	50,000	10/29/2007	$12,500	0.25	$-
Richard Daniels	50,000	10/29/2007	$12,500	0.25	$-
Richard Daniels	50,000	10/29/2007	$12,500	0.25	$-
Victor Gabourel	100,000	10/29/2007	$25,000	0.25	$-
Victor Gabourel	100,000	10/29/2007	$25,000	0.25	$-
Victor Gabourel	200,000	10/29/2007	$50,000	0.25	$-
Donald Opperman	20,000	10/30/2007	$5,000	0.25	$-
Shady Beach	50,000	10/30/2007	$12,500	0.25	$-
Derek Duchein	28,360	10/31/2007	$7,090	0.25	$-
Derek Duchein	151,640	10/31/2007	$37,910	0.25	$-

Securities and Exchange Commission
March 13, 2008

Jesse Giffhorn	25,000	10/31/2007	$6,250	0.25	$-
Julie Duchein	120,000	10/31/2007	$30,000	0.25	$-
Tim Flowers	20,000	10/31/2007	$5,000	0.25	$-
Lowell Giffhorn	100,000	11/6/2007	$25,000	0.29	$4,000
Lowell Giffhorn	100,000	11/6/2007	$25,000	0.29	$4,000
Lowell Giffhorn	60,000	11/6/2007	$15,000	0.29	$2,400
Shanon Carter	10,000	11/6/2007	$2,500	0.29	$400
Registered on SB2	1,745,000		$436,250		$22,800	$459,050
					5.0%	$0.26
Bryan Holland	50,000	11/21/2007	$12,500	0.25	$-
Bryan Holland	50,000	11/21/2007	$12,500	0.25	$-
Total	1,845,000		$461,250		$22,800	$484,050

Selling Shareholders, page 10.

7.
Please refer to comment 12 of our letter dated December 28, 2007. Please provide specific narrative disclosure in this section of all information required by item 507 of Regulation S-B, including among other things, a description of the transactions in which each selling security holder acquired the securities specified in the registration statement. For example, please disclose in reasonable detail the relationships you describe in answer to comment 9 of our letter dated December 28, 2007. We may have further comment

We have expanded our disclosure to include the relationships as follows:

“As set forth in the footnotes below, Mr. Giffhorn, Dr. Vermaelen, Ms. Griesel, Midtown Partners LLC and Mr. Morrisett are either currently affiliates of ours or have had a material relationship with us during the past three years. None of the selling shareholders are or were affiliated with registered broker-dealers, except for Midtown Partners LLC who is a registered broker-dealer. The shares offered for resale by Midtown Partners LLC were acquired as transaction-based compensation earned for investment banking services.”

We expanded the footnotes to include a discussion of the relationship.

Securities and Exchange Commission
March 13, 2008

8
We note your disclosure on page 10 that “None of the selling shareholders are or were affiliated with registered broker-dealers.” Please clarify this disclosure. If any of your selling shareholders are registered broker-dealers, for instance Michael Morrisett and/or Midtown Partners LLC, tell us whether the shares offered for resale by such persons were acquired as transaction-based compensation earned for investment banking services. Provide appropriate details in your response letter.

Please see our reponse to comment 7. We expanded our disclosure to reflect the broker-dealer status of Midtown Partners LLC.

We inadvertently used a wrong date on Pre-Effective Amendment No. 2 and are making the correction by e filing a Pre-Effective Amendment No. 3 to Form S-1/A to incorporate the changes discussed above and this correspondence under the EDGAR filing system. We are also providing you with a marked up hard copy version of the Pre-Effective Amendment via overnight delivery to aid in your review of this response.

We shall be pleased to address any additional comments or concerns the staff has concerning this registration.

Sincerely,

Lowell W. Giffhorn
Chief Financial Officer

Enclosures